UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date:	October 24, 2012		Signed: /s/ Paul Bachand
		By:	Name:	Paul Bachand
			Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date:	October 24, 2012		Signed: /s/ Paul Bachand
		By:	Name:	Paul Bachand
			Title:	Associate Corporate Secretary

Release: Immediate October 24, 2012

PROGRESS UNDERWAY – CANADIAN PACIFIC ANNOUNCES IMPROVED THIRD-QUARTER 2012 RESULTS

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced its third-quarter 2012 results with reported net income of $224 million, an increase of $37 million, or 20 per cent and diluted earnings per share of $1.30, an increase of $0.20, or 18 per cent, when compared to third-quarter 2011.

For the nine months of 2012 Canadian Pacific’s net income was $469 million, an increase of $120 million, or 34 per cent and diluted earnings per share of $2.72, an increase of $0.68, or 33 per cent, when compared to the same period last year.

E. Hunter Harrison, President and Chief Executive Officer said, “Momentum is building at Canadian Pacific. We have implemented new services; closed terminals and certain yard operations; and we’ve put a new leadership team in place. The team has made significant progress on operational improvements, controlling costs and on delivering results. And this is just the beginning.”

THIRD-QUARTER 2012 RESULTS COMPARED WITH THIRD-QUARTER 2011

•	Total revenues were $1.5 billion, an increase of $110 million or 8 per cent

•	Operating expenses were $1.1 billion, an increase of $58 million or 6 per cent

•	Operating income was $376 million, an increase of $52 million or 16 per cent

•	Operating ratio was 74.1 per cent, an improvement of 170 basis points

Conference Call Information

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on October 24, 2012.

Conference call access

Toronto participants dial in number: (647) 427-7452

Operator assisted toll free dial in number: 1-888-231-8193

Callers should dial in 10 minutes prior to the call

Webcast

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through November 21, 2012 at 416-849- 0833 or toll free 1-855-859-2056, password 35137957. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

About Canadian Pacific

Canadian Pacific (CP: TSX)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Contacts:

Media	Investment Community
Ed Greenberg	Janet Weiss
Tel.: 612-849-4717	Tel.: 403-319-3591
24/7 Media Pager: 855-242-3674 email: ed_greenberg@cpr.ca	email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2012	2011	2012	2011
Revenues
Freight	$1,414	$1,309	$4,086	$3,677
Other	37	32	107	92

Total revenues	1,451	1,341	4,193	3,769
Operating expenses
Compensation and benefits (Notes 8 and 11)	371	336	1,128	1,037
Fuel	232	238	743	701
Materials	57	56	178	185
Equipment rents	52	53	158	158
Depreciation and amortization	137	123	399	367
Purchased services and other (Notes 10 and 11)	226	211	698	657

Total operating expenses	1,075	1,017	3,304	3,105

Operating income	376	324	889	664
Less:
Other income and charges	2	14	34	8
Net interest expense	69	64	207	191

Income before income tax expense	305	246	648	465

Income tax expense (Note 3)	81	59	179	116

Net income	$224	$187	$469	$349

Earnings per share (Note 4)
Basic earnings per share	$1.31	$1.10	$2.74	$2.06
Diluted earnings per share	$1.30	$1.10	$2.72	$2.04

Weighted-average number of shares (millions)
Basic	172.2	169.4	171.3	169.4
Diluted	173.4	170.5	172.6	170.6

Dividends declared per share	$0.3500	$0.3000	$1.0000	$0.8700

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2012	2011	2012	2011

Net income	$224	$187	$469	$349

Net gain (loss) in foreign currency translation adjustments, net of hedging activities	14	(7)	12	(7)

Change in derivatives designated as cash flow hedges	9	(2)	11	(5)

Change in defined benefit pension and post-retirement plans	53	40	161	115

Other comprehensive income before income taxes	76	31	184	103

Income tax (expense) recovery	(30)	21	(58)	(9)

Other comprehensive income	46	52	126	94

Comprehensive income	$270	$239	$595	$443

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	September 30 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$207	$47
Accounts receivable, net	533	518
Materials and supplies	142	138
Deferred income taxes	175	101
Other current assets	61	52

	1,118	856

Investments (Note 6)	87	167
Net properties	12,967	12,752
Goodwill and intangible assets	185	192
Other assets	134	143

Total assets	$14,491	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$27
Accounts payable and accrued liabilities	1,047	1,133
Long-term debt maturing within one year	54	50

	1,101	1,210

Pension and other benefit liabilities (Note 8)	1,174	1,372
Other long-term liabilities	306	365
Long-term debt (Note 5)	4,602	4,695
Deferred income taxes	2,077	1,819

Total liabilities	9,260	9,461

Shareholders’ equity
Share capital	2,042	1,854
Additional paid-in capital	57	86
Accumulated other comprehensive loss	(2,610)	(2,736)
Retained earnings	5,742	5,445

	5,231	4,649

Total liabilities and shareholders’ equity	$14,491	$14,110

Commitments and contingencies (Note 9)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2012	2011	2012	2011
Operating activities
Net income	$224	$187	$469	$349
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	137	123	399	367
Deferred income taxes (Note 3)	68	59	162	119
Pension funding in excess of expense (Note 8)	(14)	(16)	(44)	(40)
Other operating activities, net	(58)	(34)	(81)	(47)
Change in non-cash working capital balances related to operations	(25)	6	(46)	(75)

Cash provided by operating activities	332	325	859	673

Investing activities
Additions to properties	(287)	(352)	(812)	(704)
Proceeds from the sale of properties and other assets (Note 6)	76	20	138	41
Other	—	(6)	(1)	(7)

Cash used in investing activities	(211)	(338)	(675)	(670)

Financing activities
Dividends paid	(60)	(50)	(162)	(142)
Issuance of common shares (Note 7)	81	2	136	13
Issuance of long-term debt (Note 5)	—	—	71	—
Repayment of long-term debt	(16)	(126)	(41)	(144)
Net decrease in short-term borrowing	—	—	(27)	—

Cash provided by (used in) financing activities	5	(174)	(23)	(273)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	16	(1)	6

Cash position
Increase (decrease) in cash and cash equivalents	125	(171)	160	(264)
Cash and cash equivalents at beginning of period	82	268	47	361

Cash and cash equivalents at end of period	$207	$97	$207	$97

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(1)	$—	$(8)	$3
Interest paid	$60	$40	$194	$180

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	469	469
Other comprehensive income	—	—	—	126	—	126
Dividends declared	—	—	—	—	(172)	(172)
Effect of stock-based compensation expense	—	—	21	—	—	21
Shares issued under stock option plans (Note 7)	2.8	188	(50)	—	—	138

Balance at September 30, 2012	172.8	$2,042	$57	$(2,610)	$5,742	$5,231

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2011	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	349	349
Other comprehensive income	—	—	—	94	—	94
Dividends declared	—	—	—	—	(148)	(148)
Effect of stock-based compensation expense	—	—	13	—	—	13
Changes to stock-based compensation awards (Note 7)	—	—	54	—	—	54
Shares issued under stock option plans	0.3	16	(2)	—	—	14

Balance at September 30, 2011	169.5	$1,829	$89	$(1,992)	$5,274	$5,200

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2011 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2011 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position but resulted in increased note disclosure (see Note 6).

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations or financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. For 2012, the Company has not elected this option for the test of goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance would not impact the results of operations and financial position.

3	Income taxes

During the second quarter of 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the second quarter of 2012, based on its deferred income tax balances as at December 31, 2011.

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2012	2011	2012	2011
Current income tax expense (recovery)	$13	$—	$17	$(3)
Deferred income tax expense	68	59	162	119

Income tax expense	$81	$59	$179	$116

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

3	Income taxes (continued)

The effective income tax rate for the three and nine months ended September 30, 2012 was 26.6% and 27.6%, respectively, (three and nine months ended September 30, 2011 – 24.0% and 24.9%, respectively) and the changes in tax rates are primarily due to the change in the province of Ontario’s corporate income tax rate.

4	Earnings per share

At September 30, 2012, the number of shares outstanding was 172.8 million (September 30, 2011 – 169.5 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2012	2011	2012	2011
Weighted-average shares outstanding	172.2	169.4	171.3	169.4
Dilutive effect of stock options	1.2	1.1	1.3	1.2

Weighted-average diluted shares outstanding	173.4	170.5	172.6	170.6

For the three and nine months ended September 30, 2012, there were no options and 208,667 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2011 – 2,305,458 and 1,739,167, respectively).

5	Long-term debt

During the first quarter of 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $70 million at September 30, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

6	Financial instruments

A.	Fair values of financial instruments

GAAP establishes a fair value hierarchy that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,587 million at September 30, 2012 (December 31, 2011 – $5,314 million) with a carrying value of $4,656 million (December 31, 2011 – $4,745 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

6	Financial instruments (continued)

expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Long-term floating rate notes

During the third quarter of 2012, the Company sold its remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”) 2 Class A-1 Notes) which had a carrying value of $48 million (original cost – $59 million) for proceeds and interest of $48 million.

During the first quarter of 2012, the Company sold all of its MAV 2 Class A-2 Notes which had a carrying value of $33 million (original cost – $46 million) for proceeds and interest of $33 million.

At September 30, 2012, the Company had no remaining investment in long-term floating rate notes (December 31, 2011 – carrying value $79 million, being the estimated fair value of the notes, reported in “Investments”).

Accretion, redemption of notes and other minor changes in market assumptions resulted in a negligible net gain in the three months ended September 30, 2012 and a net gain of $2 million in the nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 – gains of $4 million and $14 million, respectively) which were reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 were similar with that used at December 31, 2011, and incorporated probability weighted discounted cash flows considered the best available public information regarding market conditions and other factors that a market participant would have considered for such investments.

B.	Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

6	Financial instruments (continued)

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2012 was an unrealized foreign exchange gain of $112 million and $106 million, respectively (three and nine months ended September 30, 2011 – unrealized loss of $238 million and $148 million, respectively). There was no ineffectiveness for the three and nine months ended September 30, 2012, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At September 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At September 30, 2011, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and nine months ended September 30, 2012, an unrealized foreign exchange loss of $8 million and $7 million, respectively (three months and nine months ended September 30, 2011 – unrealized gain of $19 million and $14 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. These losses in 2012 recorded in “Other income and charges” were largely offset by the unrealized gains on the underlying debt which the derivatives were designated to hedge. Similarly, the gains in 2011 were largely offset by the unrealized losses on the underlying debt.

At September 30, 2012, the unrealized gain derived from these FX forwards was $5 million which was included in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized loss of $1 million in “Retained earnings”. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”.

During the three months ended September 30, 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $2 million.

At September 30, 2012, the Company expected that, during the next twelve months, unrealized pre-tax losses of $3 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

6	Financial instruments (continued)

Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

At September 30, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Energy futures

At September 30, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period October 2012 to September 2013 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At September 30, 2012, the unrealized gain on these futures contracts was $1 million (December 31, 2011 – unrealized loss $3 million) and was reflected in “Other current assets” (December 31, 2011 – “Accounts payable and accrued liabilities”) with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

During the three and nine months ended September 30, 2012, the impact of settled commodity swaps decreased “Fuel” expense by $1 million and $1 million, respectively, as a result of realized gains on diesel swaps. During the three and nine months ended September 30, 2011, these swaps decreased “Fuel” expense by $1 million and $8 million, respectively, as a result of realized gains. At September 30, 2012, the Company expected that, during the next twelve months, $1 million of unrealized pre-tax holding gains on diesel future contracts would be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

Stock-based compensation expense management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense when the Company’s share price rises.

The TRS was a derivative that provided a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price declined. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by the compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurred.

During the nine months ended September 30, 2012, the Company exited the TRS program and unwound 0.6 million of its remaining share units for proceeds of $3 million. During the same period of 2011, the program was reduced by 0.5 million share units at minimal cost. At September 30, 2012, the Company had no share units (December 31, 2011 – 0.6 million) remaining in the TRS.

7	Stock-based compensation

At September 30, 2012, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $12 million for the three months ended September 30, 2012 and an expense of $38 million for the nine months

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

7	Stock-based compensation (continued)

ended September 30, 2012 (three and nine months ended September 30, 2011 expense recovery of $9 million and expense of $6 million, respectively). Most of the stock-based compensation plans include a provision whereby vesting is accelerated should certain changes in the composition of the Board of Directors occur. These provisions were triggered on June 26, 2012 and the recognition of the revised vesting terms as outlined in the stock-based compensation plans resulted in a credit to “Compensation and benefits” of $8 million in the second quarter of 2012. RSUs and TSARs were not impacted by this change and for DSUs 14,080 units were subject to immediate vesting. The impact discussed above on options and performance share units is outlined in more detail below.

Regular options

In the nine months ended September 30, 2012, under CP’s stock option plans, the Company issued 1,236,100 regular options, including options granted upon management transition (see Note 11) at the weighted-average price of $74.48 per share, based on the last closing price immediately prior to the grant. Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years. Certain of these options granted are only exercisable after employment is terminated.

The recent changes to the composition of the Board triggered the immediate vesting on June 26, 2012 of all unvested regular options granted prior to 2012, 4,000 unvested options granted in 2012, and all unvested performance options. As at September 30, 2012, 3,897,583 options are exercisable.

During the nine months ended September 30, 2012, 2,812,990 options, were exercised for cash proceeds of $136 million.

Under the fair value method, the fair value at the grant date of the regular options issued in the nine months ended September 30, 2012 was $22 million. The weighted-average fair value assumptions were approximately:

For the nine months ended September 30, 2012
Grant price	$74.48
Expected option life (years) (1)	5.99
Risk-free interest rate (2)	1.48%
Expected stock price volatility (3)	31%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate (5)	1.00%
Weighted-average grant date fair value of regular options granted during the period	$17.66

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2012, the Company issued 278,670 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

7	Stock-based compensation (continued)

is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Recent changes to the Board also resulted in the immediate vesting of a pro-rata portion of all unvested PSUs during the second quarter of 2012. The number of units that vested was based on the number of months of the total performance period that had passed and the fair value of the units to be settled was based on the average closing price of the 30 trading days prior to June 26, 2012. The payout of $31 million occurred in the third quarter of 2012.

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs are earned based on the Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the three-year period exceeded target, while ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2012, the Company granted 179,713 DSUs with a grant date fair value of $14 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. In the nine months ended September 30, 2012, $5 million in DSUs were paid out.

Restricted share unit (“RSU”) plan

In the nine months ended September 30, 2012, the Company granted 113,408 RSUs with a grant date fair value of $9 million. RSUs are subject to time vesting over various periods of up to 36 months. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During the first quarter of 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($70 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. During the third quarter of 2011, the Company cancelled a further 0.3 million SARs and reclassified the fair value of the previously recognized liability ($2 million) and the recognized deferred tax asset ($1 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled during the first and third quarters of 2011 was $25.36 per unit and $10.21 per unit, respectively.

8	Pensions and other benefits

In the three and nine months ended September 30, 2012, the Company made contributions of $24 million and $74 million, respectively (2011 – $27 million and $74 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2012, included the following components:

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

8	Pensions and other benefits (continued)

	For the three months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011

Current service cost (benefits earned by employees in the period)	$33	$26	$5	$4
Interest cost on benefit obligation	113	115	6	6
Expected return on fund assets	(188)	(168)	—	—
Recognized net actuarial loss	52	35	1	1
Amortization of prior service costs	—	3	—	—

Net periodic benefit cost	$10	$11	$12	$11

	For the nine months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011

Current service cost (benefits earned by employees in the period)	$99	$78	$14	$12
Interest cost on benefit obligation	339	345	18	19
Expected return on fund assets	(564)	(505)	—	—
Recognized net actuarial loss	156	106	5	4
Amortization of prior service costs	—	10	—	(1)

Net periodic benefit cost	$30	$34	$37	$34

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2012 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At September 30, 2012, the Company had committed to total future capital expenditures amounting to $343 million and supplier purchases amounting to approximately $1.7 billion for the years 2012-2031.

Minimum payments under operating leases were estimated at $744 million in aggregate, with annual payments in each of the five years following 2012 of (in millions): 2013 – $138; 2014 – $106; 2015 – $91; 2016 – $70 and 2017 – $53.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known,

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

9	Commitments and contingencies (continued)

environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2012 was $1 million and $2 million, respectively (three and nine months ended September 30, 2011 – recovery of $1 million and expense of $1 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2012 was $92 million (December 31, 2011 – $ 97 million). Payments are expected to be made over 10 years to 2022.

The Dakota, Minnesota & Eastern Railroad Corporation was purchased for $1.5 billion resulting in goodwill of $150 million (US$147 million) as at September 30, 2012. Future contingent payments of up to approximately US$1.2 billion consisting of US$447 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$780 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Insurance recovery

In 2010, the Company suffered losses due to flooding in southern Alberta and Saskatchewan. An amount of $12 million for business interruption insurance recoveries was recognized in “Purchased services and other” in the first quarter of 2012. In addition, in the fourth quarter of 2011 the Company recorded $5 million of insurance recoveries with respect to the same incident.

11	Management transition

On May 17, 2012, Mr. Fred Green resigned as a director from the Board of Directors and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012.

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in “Compensation and benefits” and “Purchased services and other”, $16 million and $22 million, respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. Reimbursement on behalf of Mr. Harrison was a precondition of Mr. Harrison accepting the Company’s offer of employment. As a result of the payment, the Company would be entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, which will allow the Company to recover to the extent of Mr. Harrison’s success in those proceedings. The Company may also receive repayment in other circumstances in the event of certain breaches of Mr. Harrison’s employment obligations to it. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (see Note 7).

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

11	Management transition (continued)

In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts, to a maximum of $3 million plus legal fees. No amount has been accrued at September 30, 2012.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

Summary of Rail Data

Third Quarter						Year-to-date
2012	2011	Fav/ (Unfav)		%	Financial (millions, except per share data)	2012	2011	Fav/ (Unfav)		%

					Revenues
$1,414	$1,309	$105		8	Freight revenue	$4,086	$3,677	$409		11
37	32	5		16	Other revenue	107	92	15		16

1,451	1,341	110		8	Total revenues	4,193	3,769	424		11

					Operating expenses
371	336	(35)		(10)	Compensation and benefits	1,128	1,037	(91)		(9)
232	238	6		3	Fuel	743	701	(42)		(6)
57	56	(1)		(2)	Materials	178	185	7		4
52	53	1		2	Equipment rents	158	158	—		—
137	123	(14)		(11)	Depreciation and amortization	399	367	(32)		(9)
226	211	(15)		(7)	Purchased services and other	698	657	(41)		(6)

1,075	1,017	(58)		(6)	Total operating expenses (OE)	3,304	3,105	(199)		(6)

376	324	52		16	Operating income	889	664	225		34

					Less:

2	14	12		86	Other income and charges	34	8	(26)		—
69	64	(5)		(8)	Net interest expense	207	191	(16)		(8)

305	246	59		24	Income before income tax expense	648	465	183		39

81	59	(22)		(37)	Income tax expense	179	116	(63)		(54)

$224	$187	$37		20	Net income	$469	$349	$120		34

74.1	75.8	1.7	170	bps	Operating ratio (%)	78.8	82.4	3.6	360	bps

$1.31	$1.10	$0.21		19	Basic earnings per share	$2.74	$2.06	$0.68		33

$1.30	$1.10	$0.20		18	Diluted earnings per share	$2.72	$2.04	$0.68		33

					Shares Outstanding

172.2	169.4	2.8		2	Weighted average number of shares outstanding (millions)	171.3	169.4	1.9		1

173.4	170.5	2.9		2	Weighted average number of diluted shares outstanding (millions)	172.6	170.6	2.0		1

					Foreign Exchange

1.00	1.03	0.03		3	Average foreign exchange rate (US$/Canadian$)	1.00	1.03	0.03		3

1.00	0.97	0.03		3	Average foreign exchange rate (Canadian$/US$)	1.00	0.97	0.03		3

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2012	2011	Fav/ (Unfav)%			2012	2011	Fav/ (Unfav)%

				Commodity Data

				Freight Revenues (millions)
$296	$290	$6	2	- Grain	$817	$777	$40	5
161	147	14	10	- Coal	446	398	48	12
111	137	(26)	(19)	- Sulphur and fertilizers	387	416	(29)	(7)
329	266	63	24	- Industrial and consumer products	933	729	204	28
105	80	25	31	- Automotive	326	244	82	34
49	51	(2)	(4)	- Forest products	147	142	5	4
363	338	25	7	- Intermodal	1,030	971	59	6

$1,414	$1,309	$105	8	Total Freight Revenues	$4,086	$3,677	$409	11

				Millions of Revenue Ton-Miles (RTM)
8,142	8,294	(152)	(2)	- Grain	23,454	23,370	84	—
6,032	5,647	385	7	- Coal	16,566	15,181	1,385	9
3,561	5,057	(1,496)	(30)	- Sulphur and fertilizers	13,220	15,569	(2,349)	(15)
8,066	6,167	1,899	31	- Industrial and consumer products	22,122	17,644	4,478	25
604	477	127	27	- Automotive	1,921	1,545	376	24
1,200	1,313	(113)	(9)	- Forest products	3,584	3,784	(200)	(5)
6,528	6,113	415	7	- Intermodal	18,636	17,882	754	4

34,133	33,068	1,065	3	Total RTMs	99,503	94,975	4,528	5

				Freight Revenue per RTM (cents)
3.64	3.50	0.14	4	- Grain	3.48	3.32	0.16	5
2.67	2.60	0.07	3	- Coal	2.69	2.62	0.07	3
3.12	2.71	0.41	15	- Sulphur and fertilizers	2.93	2.67	0.26	10
4.08	4.31	(0.23)	(5)	- Industrial and consumer products	4.22	4.13	0.09	2
17.38	16.77	0.61	4	- Automotive	16.97	15.79	1.18	7
4.08	3.88	0.20	5	- Forest products	4.10	3.75	0.35	9
5.56	5.53	0.03	1	- Intermodal	5.53	5.43	0.10	2

4.14	3.96	0.18	5	Total Freight Revenue per RTM	4.11	3.87	0.24	6

				Carloads (thousands)
110	117	(7)	(6)	- Grain	311	329	(18)	(5)
89	85	4	5	- Coal	249	226	23	10
38	48	(10)	(21)	- Sulphur and fertilizers	134	151	(17)	(11)
122	111	11	10	- Industrial and consumer products	350	307	43	14
39	33	6	18	- Automotive	123	106	17	16
17	19	(2)	(11)	- Forest products	51	55	(4)	(7)
272	255	17	7	- Intermodal	771	747	24	3

687	668	19	3	Total Carloads	1,989	1,921	68	4

				Freight Revenue per Carload
$2,691	$2,479	$212	9	- Grain	$2,627	$2,362	$265	11
1,809	1,729	80	5	- Coal	1,791	1,761	30	2
2,921	2,854	67	2	- Sulphur and fertilizers	2,888	2,755	133	5
2,697	2,396	301	13	- Industrial and consumer products	2,666	2,375	291	12
2,692	2,424	268	11	- Automotive	2,650	2,302	348	15
2,882	2,684	198	7	- Forest products	2,882	2,582	300	12
1,335	1,325	10	1	- Intermodal	1,336	1,300	36	3

$2,058	$1,960	$98	5	Total Freight Revenue per Carload	$2,054	$1,914	$140	7

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2012	2011 (1)	Fav/ (Unfav)%			2012	2011 (1)	Fav/ (Unfav)%

				Operations Performance

1.67	1.60	(0.07)	(4)	OE per GTM (cents)(2)	1.76	1.70	(0.06)	(4)

1.70	1.61	(0.09)	(6)	OE, less land sales, fuel price impact, and CEO transition costs, per GTM (cents)(3)	1.73	1.70	(0.03)	(2)

17,366	16,639	(727)	(4)	Average number of active employees – Total	16,782	15,924	(858)	(5)
14,832	14,262	(570)	(4)	Average number of active employees – Expense	14,755	14,073	(682)	(5)
17,026	16,675	(351)	(2)	Number of employees at end of period – Total	17,026	16,675	(351)	(2)
14,545	14,295	(250)	(2)	Number of employees at end of period – Expense	14,545	14,295	(250)	(2)
40.6	49.6	9.0	18	Average daily active cars on-line (thousands)	40.5	53.0	12.5	24
983	1,081	98	9	Average daily active road locomotives on-line	1,025	1,086	61	6

64,536	63,485	1,051	2	Freight gross ton-miles (millions)	188,150	182,483	5,667	3
10,201	10,230	(29)	—	Train miles (thousands)	30,224	29,534	690	2
6,723	6,627	96	1	Average train weight – excluding local traffic (tons)	6,608	6,595	13	—
5,878	5,667	211	4	Average train length – excluding local traffic (feet)	5,742	5,669	73	1

24.5	22.1	2.4	11	Average train speed – AAR definition (mph)	24.5	20.6	3.9	19
17.7	18.5	0.8	4	Average terminal dwell – AAR definition (hours)	17.7	20.7	3.0	14
205.4	168.7	36.7	22	Car miles per car day	202.6	153.2	49.4	32

184.3	170.1	14.2	8	Locomotive productivity (daily average GTMs/active HP)	174.4	163.9	10.5	6
4.4	4.5	(0.1)	(2)	Employee productivity (million GTMs/expense employee)	12.8	13.0	(0.2)	(2)

1.09	1.13	0.04	4	Fuel efficiency(4)	1.15	1.19	0.04	3
69.4	71.5	2.1	3	U.S. gallons of locomotive fuel consumed (millions)(5)	214.8	214.8	—	—
3.35	3.44	0.09	3	Average fuel price (U.S. dollars per U.S. gallon)	3.45	3.35	(0.10)	(3)

				Safety

1.36	2.18	0.82	38	FRA personal injuries per 200,000 employee-hours	1.26	1.90	0.64	34
2.09	1.81	(0.28)	(15)	FRA train accidents per million train-miles	1.69	2.05	0.36	18

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Mile (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)

OE, less land sales, fuel price impact, and CEO transition costs, per GTM is calculated consistently with OE per GTM except for the exclusion of net gains on land sales, fuel price impact, the latter to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2011 fuel price, and CEO transition costs. Net gains on land sales were $15 million and $3 million for the three months ended September 30, 2012 and 2011, respectively, and $22 million and $5 million for the nine months ended September 30, 2012 and 2011, respectively. The impact in fuel price, net of hedging and B.C. carbon tax was favourable $6 million for the three months ended September 30, 2012 and unfavourable $23 million for the nine months ended September 30, 2012. CEO transition costs were nil for the three months ended September 30, 2012 and $42 million for the nine months ended September 30, 2012.

(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.